December 1, 2005


Mr. Mark E. Baldwin
Chief Financial Officer and Treasurer
Veritas DGC Inc.
10300 Town Park
Houston, Texas 77072

	Re:	Veritas DGC Inc. Hhlkjldkfjonl
		Registration Statement on Form S-1
		Filed November 4, 2005
		File No. 333-116036

      Form 10-K for Fiscal Year Ended July 31, 2005
		Filed October 12, 2005
		File No. 1-7427

Dear Mr. Baldwin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2005

Off-Balance Sheet Arrangements, page 14

1. We note your disclosure indicating you have a hedging program related to your foreign currency positions and which relate to certain customer agreements. Please describe to us your hedging program and clarify why you characterize these as off-balance sheet items. It appears you may need to provide the accounting policy disclosures regarding your hedging and derivative activities in the notes to your financial statements. Refer to paragraphs 44-45 of SFAS 133. Additionally, it appears you may need to expand your quantitative and qualitative disclosures regarding your hedging program under Item 7A.
Refer to Item 305(a) of Regulation S-K.
Financial Statements

Consolidated Statements of Cash Flows, page 27

2. Please explain where you have reported your gain on involuntary conversion of assets in your determination of operating cash flows.

Note 1 Summary of Significant Accounting Policies, page 30

Accounts and Notes Receivable, page 30

3. Please expand your disclosure to include a general description of the terms associated with your notes receivable, including interest rates, payment terms, and any secured interests. In the event you have long term receivable arrangements, disclose your accounting policy of how you determine current asset classification.

Note 3 Long-term Debt, page 35

4. We note your Convertible Senior Notes appear to have conversion terms which allow for settlement in a variable number of shares under certain circumstances. Please explain to us how you considered the application of paragraph 12 of SFAS 133 in determining how to account for the embedded conversion option related to your convertible notes.
Additionally, demonstrate whether the conversion feature qualifies as conventional convertible. Refer to paragraph 4 of EITF 00-19.

Note 7 Employee Benefits, page 40

5. We note your disclosure indicating you have issued deferred share units which are convertible into common shares when vested on a one for one basis. Please expand your disclosure to clarify how you account for these deferred shares. Additionally please reference the authoritative literature supporting your accounting policy in your response.

Note 12 Segment and Geographical Information, page 46

6. We note that your disclosures do not appear to include depreciation expense and other items which generally accompany segment profit measures and total asset disclosures. Refer to paragraphs 27 - 28 of
SFAS 131. Additionally, the type of products and services from which each reportable segment derives its revenues is unclear. Refer to paragraph 26 of SFAS 131. Please expand your disclosures to include these items or tell us why you believe this literature would not apply.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at
(202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

cc:	M. Strouck
	J. Duersch
	J. Davis
	C. Moncada-Terry

Mr. Mark E. Baldwin
Chief Financial Officer and Treasurer
December 1, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010